

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Ms. Elaine Lanfeng Zhao
Chief Financial Officer
China Power Equipment, Inc.
Room 602, 6/F
Block B, Science & Technology Park of Xi Dian University
No. 168 Kechuang Road, Hi-tech Industrial Development Zone
Xi'an, Shaanxi, China 710065

> **Re:** **China Power Equipment, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 333-147349**

Dear Ms. Zhao:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

Revenues, page 28

1.   We see that revenues increased substantially from 2008 to 2009. Please revise future filings to quantify the impact, if any, of unit price increases on revenues. In this regard, we see that the price of raw materials increased during 2009.

Cost of Goods Sold, page 29

2.   Please revise future filings to quantify the impact of the increase in the price of amorphous allow strip on cost of goods sold.

Selling General and Administrative Expenses, page 30

3.   In future filings, when you list multiple factors that contribute to the increase in selling, general and administrative expense, please quantify the impact of each item.

Liquidity and Capital Resources, page 32

4.   We see that you continue to invest in construction in progress for the construction of a new plant. Please revise future filings to disclose material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(A)(2) of Regulation S-K.

Consolidated Balance Sheets, page F-1

5.   We see you present inventory in a caption titled "Inventory, net." We also see on page F-7 your discussion of inventory "reserves" for excess and unusable inventories. Please note that under SAB Topic 5BB, write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Please revise future filings to clarify your accounting policy.

Consolidated Statement of Operations, page F-2

6. We note that you currently present compensation expense associated with stock options as a separate line item on the face of the income statement. Consistent with the guidance in SAB Topic 14-F, please revise the statement in future filings to present the stock-based compensation in the same line or lines as cash compensation paid to the same employees. As indicated in that guidance, you may present the amounts related to stock based compensation in the footnotes to the financial statements or within MD&A.

Notes to Consolidated Financial Statements, page F-5

Note 2 – Summary of Significant Accounting Policies, page F-5

Revenue Recognition, page F-7

7. We see your disclosure that you provide a one-year warranty for transformer sales. Please reconcile this disclosure with the statement on page 17 that you provide a six-month warranty for transformer sales. In addition, please tell us how you have assessed the need to accrue for potential warranty. In this regard, we see that sales have significantly increased over the past year.

8. Please also revise future filings to disclose any post-shipment obligations. In this regard, discuss any return policies, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition.

Recently Issued Accounting Pronouncements, page F-8

9. Please note for future filings that it is no longer necessary to refer to pre-codification GAAP references.

Note 12 – Contract Rights Deposit, page F-14

10. In future filings, please disclose the date you performed your impairment analysis on the contract rights deposit.

Note 14 – Stockholders' Equity, page F-14

Preferred Stock, page F-14

11. We see you issued Series B convertible preferred stock with common stock warrants in December 2009. Please show us how you have applied the accounting in FASB ASC 470-20-25 in allocating the proceeds between the convertible preferred stock, the beneficial conversion feature and warrants.

12.   Please tell us how you have applied the guidance in FASB ASC 815-40 in evaluating whether any of the features of your preferred stock are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under FASB ASC 815-15. Also, please tell us how you considered whether the warrants should be classified as liabilities. Please provide a separate analysis for the warrants and the conversion option and features. Refer to FASB ASC 815.

Stock Options, page F-16

13.   Please revise future filings to disclose as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Refer to FASB ASC 718-10-50-2(i).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Leigh Ann Schultz at 202-551-3628 or Kristin Lochhead at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

                                        Sincerely,

                                        /s/ Kristin Lochhead for

                                        Brian Cascio
                                        Accounting Branch Chief